Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

GIBRALTAR INDUSTRIES, INC.

Gibraltar Industries, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Board of Directors of the Corporation has adopted the following resolutions proposing and declaring advisable an amendment to the Certificate of Incorporation of the Corporation:

RESOLVED, that it being advisable to amend the Certificate of Incorporation of the Corporation to remove the restriction preventing stockholders from taking action by written consent, the proposal to amend the Certificate of Incorporation to remove such restriction shall be, and hereby is, authorized and approved; and it is further

RESOLVED, that to carry into effect the intent of the foregoing resolution, Article Eighth of the Corporation’s Certificate of Incorporation shall be amended by deleting the same in its entirety and substituting therefor a new Article Eighth to read as follows:

“EIGHTH: Action shall be taken by the stockholders of the Corporation only at any annual or special meetings of stockholders or by written consent of the stockholders. Special meetings of the stockholders of the Corporation may be called only as provided in the By-Laws.”

SECOND: That a meeting was held and a vote of stockholders was taken on May 3, 2012, and said amendment was approved.

THIRD: That the aforesaid amendment was duly adopted in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Gibraltar Industries, Inc. has caused this certificate to be signed by an authorized officer this 22nd day of May, 2012.

GIBRALTAR INDUSTRIES, INC.

By:	/s/ Kenneth W. Smith
Kenneth W. Smith
Senior Vice President and
Chief Financial Officer